NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.
File #0533/04
September 11, 2012
VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:   Michael Henderson, Staff Accountant

Dear Sirs / Mesdames:

RE:	POLY SHIELD TECHNOLOGIES INC. (the “Company”)
-	Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012
-	SEC File No. 0-33309

We write on behalf of the Company in response to your comment letter dated August 28, 2012 regarding the above-referenced Annual Report on Form 10-K (the “Original 10-K”).  The Company has filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 1 to the Original 10-K on Form 10-K/A (the “Amended Form 10-K).

Included with the Amended Form 10-K is the audit report of the Company’s former auditors, Mendoza Berger & Company, LLP, covering the Company’s financial statements for the year ended December 31, 2010, and the amended audit report of the Company’s current auditors, Dale Matheson Carr-Hilton Labonte LLP, covering the Company’s financial statements for the year ended December 31, 2011.

We enclose with this letter the Company’s acknowledgement letter as requested in your comment letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU
CIC/dml
Enclosures
cc:	Poly Shield Technologies Inc.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

POLY SHIELD TECHNOLOGIES INC.
433 Plaza Real, Suite 275
Boca Raton, Florida, U.S.A.
Telephone:  (604) 648-0528
Facsimile:  (604) 682-6509

September 11, 2012

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:   Michael Henderson, Staff Accountant

Dear Sirs / Mesdames:

RE:	POLY SHIELD TECHNOLOGIES INC. (the “Company”)
-	Form 10-K for the fiscal year ended December 31, 2011 Filed March 30, 2012
-	SEC Comment Letter Dated August 28, 2012
-	File No. 0-33309

Dear Sirs and Mesdames:

In connection with our responses to your comment letter dated August 28, 2012, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require more information about the Company.

Very truly yours,

/s/ Joao (John) da Costa

POLY SHIELD TECHNOLOGIES INC.
Joao (John) da Costa
Chief Financial Officer and Secretary